UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-20394


                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K      [ ]Form 20-F      [ ]Form 11-K      [ ]Form 10-Q
[ ]Form N-SAR      [ ]Form N-CSR

For Period Ended:  March 31, 2004
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[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: COACTIVE MARKETING GROUP, INC.
                         -------------------------------------------------------

Former name if applicable:

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Address of principal executive office (Street and number):   415 Northern Blvd.

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City, state and zip code:  Great Neck, New York   11021

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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |    (a) The reasons described in reasonable detail in Part III of this
        |    form could not be eliminated without unreasonable effort or
        |    expense;
        |
        |    (b) The subject annual report, semi-annual report, transition
        |    report on Form 10-K, 20-F, 11-K Form N-SAR or Form N-CSR, or
        |    portion thereof will be filed on or before the 15th calendar day
   [X]  |    following the prescribed due date; or the subject quarterly report
        |    or transition report on Form 10-Q, or portion thereof will be filed
        |    on or before the fifth calendar day following the prescribed due
        |    date; and
        |
        |    (c) The accountant's statement or other exhibit required by Rule
        |    12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Registrant's Form 10-K for its fiscal year ended March 31, 2004 could not be filed within the prescribed time period without unreasonable effort or expense because of the Registrant's recent adoption of the provisions of Emerging Issues Task Force ("EITF") 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, effective as of April 1, 2003, and the additional work required for the Registrant to reflect the cumulative effect adjustment of such adoption and to calculate and reflect the pro-forma effect for the relevant years in its audited financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

               Donald A. Bernard           (516)                 622-2830
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                    (Name)              (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                       [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss for the fiscal year ended March 31, 2004 of approximately $2,600,000 after giving effect to a non cash cumulative effect of an accounting charge of $2,200,000 net of tax as a result of the Registrant's adoption of EITF 00-21. The Registrant would have reported a net loss of approximately $417,000 for the year due to anticipated sales not materializing in the fourth quarter without the impact of the cumulative effect adjustment. For the year ended March 31, 2003, the Registrant reported net income of approximately $1,800,000.

                         COACTIVE MARKETING GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  June 28, 2004                  By /s/ DONALD A. BERNARD
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                                        Executive Vice President and Chief
                                        Financial Officer